Exhibit 12.1

CORCEPT THERAPEUTICS INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

Ratio of Earnings to Fixed Charges

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,					Six Months Ended June 30, 2010
	2005	2006	2007	2008	2009
EARNINGS:
Net loss	$(20,093)	$(24,873)	$(11,573)	$(20,061)	$(20,166)	$(11,768)
Plus fixed charges (see below)	59	56	55	77	74	38

Total earnings (loss) to cover fixed charges	(20,034)	(24,817)	(11,518)	(19,984)	(20,092)	(11,730)

FIXED CHARGES:
Interest on capital leases	2	4	3	5	1	—
Interest portion of rental expense	57	52	52	72	73	38

Total fixed charges	59	56	55	77	74	38

DEFICIENCY OF EARNINGS TO COVER
FIXED CHARGES	$(20,093)	$(24,873)	$(11,573)	$(20,061)	$(20,166)	$(11,768)